# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Repay Holdings Corp, CIK 0001720592
CUSIP: 76029L100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3060 PEACHTREE ROAD NW, SUITE 1100, ATLANTA, Georgia (GA), 30305
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001142031

## Reporting persons
- PRIVATE MANAGEMENT GROUP INC: type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); sole voting power 4,149,093; shared voting power 0; sole dispositive power 4,149,093; shared dispositive power 0; aggregate amount beneficially owned 4,149,093 (5.1% of the class)

## Item 1. Issuer
Name of issuer: Repay Holdings Corp
Address of issuer's principal executive offices: 3060 PEACHTREE ROAD NW, SUITE 1100, ATLANTA, GEORGIA, 30305.

## Item 2. Person Filing
Name of person filing: Private Management Group, Inc.
Address of principal business office or, if none, residence: 15635 Alton Parkway, Suite 400, Irvine, CA 92618
Citizenship: The State of California

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 4,149,093
Percent of class: 5.09%. Calculated utilizing Repay Holding Corporations' balance sheet reporting 81,570,610 outstanding common stock per quarterly report for the period ending September 30, 2025. Form 10-Q coversheet, for the quarterly period ended September 30, 2025 reflects 86,062,133 shares outstanding (number of outstanding shares also confirmed by Repay's corporate representative), and would result in a 4.82% percent of class.
Sole power to vote or to direct the vote: 4,149,093
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,149,093
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Various separately managed accounts for whom the reporting person acts as investment advisor have the right to receive dividends from, and the proceeds of the sale of, the shares reported by the reporting person.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- PRIVATE MANAGEMENT GROUP INC: Dennnis Reiland, CFA, Co-President (11/13/2025)